GETTY COPPER INC.	Trading Symbol TSXV: GTC
DECEMBER 22, 2005

NEWS ANNOUNCEMENT FOR IMMEDIATE RELEASE

Getty  Receives Updated Resource Estimate

Getty Copper Inc. (the “Company”) announces that it has received from consulting geologist J. E. Leo Lindinger, P. Geo., a National Instrument 43-101 compliant report containing a resource estimate on the Company’s Getty South copper property. Mr Lindinger, an independent Qualified Person as defined the instrument has calculated an inferred resource of 73.67 million tonnes of oxidized and sulphide mineralization to a depth of 325 meters, grading 0.288% copper at a 0.1% copper cut-off.  At a cut-off of 0.25% copper, he calculated an inferred copper resource of 23.3 million tonnes grading  0.452% copper.  Mineral resources which are not mineral reserves do not have a demonstrated economic viability.

Based on these calculations, the Getty South deposit hosts 105.3 million kilograms (212 million pounds) of copper at the 0.25% cut-off and 232.2 million kilograms (467.7 million pounds) of copper at the 0.1% cut-off.

In 2003 the Company purchased a 50% interest in the Getty South, subject to a 1.5% NSR, in consideration of shares valued at $1.08 million and an agreement to carry the other 50% to production. Under the carried interest arrangement the Company retains complete discretion as the nature and timing of any exploration and development expenditures.

Management is of the opinion that the updated resource estimate is highly confirmatory of the $5 million valuation placed on 100% of the Getty South property by an independent valuation consultant in 2002. Management will seek independent confirmation of this view. Mr Lindinger, P.Geo.’s report will be available for public viewing at www.SEDAR.com.

ON BEHALF OF THE BOARD OF DIRECTORS

John M. Parks, Director and Corporate Secretary

For further information please contact:
John M. Parks
GETTY COPPER INC.
1000 Austin Avenue
Coquitlam, BC,  V3K 3P1
Phone:  604-649-0331          Fax:  604-931-2814

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